FOR IMMEDIATE RELEASE January 3, 2006	TSX/NYSE/PSE: MFC; SEHK: 0945
Manulife Financial completes Preferred Share offering
TORONTO — Manulife Financial Corporation (“Manulife”) has successfully completed its previously announced offering of 12 million, 4.50% non-cumulative Class A Shares, Series 3 (the “Series 3 Preferred Shares”) at a price of $25 per share, for an aggregate amount of $300 million.
The Series 3 Preferred Shares were issued under a prospectus supplement dated December 12, 2005 to Manulife’s base shelf prospectus dated February 9, 2005. The offering was underwritten by a syndicate of investment dealers led by Scotia Capital Inc.
The Series 3 Preferred Shares have not been and will not be registered in the United States under the Securities Act of 1933, as amended, and may not be offered, sold or delivered in the United States absent registration or applicable exemption from the registration requirement of such Act. This press release does not constitute an offer to sell or a solicitation to buy the Series 3 Preferred Shares in the United States and any public offering of the shares in the United States must be made by means of a prospectus.
About Manulife Financial
Manulife Financial is a leading Canadian-based financial services group serving millions of customers in 19 countries and territories worldwide. Operating as Manulife Financial in Canada and Asia, and primarily through John Hancock in the United States, the Company offers clients a diverse range of financial protection products and wealth management services through its extensive network of employees, agents and distribution partners. Funds under management by Manulife Financial and its subsidiaries were Cdn$360 billion (US$310 billion) as at September 30, 2005.
Manulife Financial Corporation trades as ‘MFC’ on the TSX, NYSE and PSE, and under ‘0945’ on the SEHK. Manulife Financial can be found on the Internet at www.manulife.com.

Media inquiries:	Investor Relations:
Peter Fuchs (416) 926-6103 peter_fuchs@manulife.com	Patricia Kelly 1-800-795-9767 investor_relations@manulife.com